Exhibit 99.1

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	January 15, 2016

Tasman Announces Voluntary Delisting from the NYSE MKT

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV: TSM) (Frankfurt: T61); (NYSE MKT: TAS) Tasman announces its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the U.S. Securities and Exchange Commission (the "SEC") to voluntarily withdraw its common shares from listing on the NYSE MKT LLC ("NYSE MKT").

The voluntary delisting is part of Tasman’s cost monitoring program and is intended to reduce listing fees and legal and administrative costs associated with the listing of the common shares on two separate stock exchanges. In addition, Tasman considered the fact that the NYSE MKT listing rules with respect to the maintenance of a minimum share price could require the Company to undertake certain corporate or other actions primarily to meet such requirements, which may not be in the best interests of Tasman or its shareholders.  Therefore, Tasman's Board of Directors determined that the compliance obligations, costs and burdens of maintaining a listing of the common shares on the NYSE MKT outweigh the benefits to Tasman at this time.  The voluntary delisting from the NYSE MKT is a result of the Company's low selling share price.  Tasman’s common shares will continue to be listed on the TSX Venture Exchange.

In addition, the Company proposes to make an application to have its common shares qualified for quotation in the United States on the OTCQB ("OTCQB"). While this application has not yet been submitted, the Company’s goal is to have its common shares approved for quotation on the OTCQB on or around the same date they are delisted from the NYSE MKT; however, there can be no assurance that the Company’s common shares will be approved for quotation or that trading on the OTCQB will occur.

Tasman will continue to file reports with Canadian securities regulators on SEDAR. With respect to the Company’s reporting obligations with the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 (the “1934 Act”), Tasman announces its intention to file a Form 15 with the SEC to cause its SEC reporting obligations under the 1934 Act to be terminated or suspended upon determination that Tasman satisfies all rules and regulations set forth in 1934 Act applicable to such termination or suspension. Tasman expects that termination of the Company's reporting obligations will become effective 90 days after the filing of the Form 15 with the SEC; however, Tasman anticipates that its obligation to file reports with the SEC under the 1934 Act will be suspended immediately upon filing the Form 15 with the SEC.

About Tasman Metals Ltd.

Tasman is a Canadian mineral exploration and development company focused on critical metals including REE’s and tungsten in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE MKT under the symbol “TAS”.  REE and tungsten demand is increasing, due to the metals’ unique properties that make them essential for high technology and industry.  Since over 80% of REE and tungsten supply is sourced from China, the European Commission (EC) promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the EC.

Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company’s Norra Karr and Olserum projects in Sweden are two of the most significant known heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

On behalf of the Board,	Investor Information www.tasmanmetals.com 1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
"Mark Saxon"	Company Contact: Mariana Bermudez +1 (604) 699 0202
Mark Saxon, President & CEO	Email: info@tasmanmetals.com

HEAD OFFICE: Suite 1305 - 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM NYSE MKT : TAS www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Skollalen 2 BOLLNAS 821 41 SWEDEN

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies.  The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits.”  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, the implementation of the Norra Karr PFS, changes in corporate goals, the ability to have our shares approved for quotation on the OTCQB, the ability to qualify for termination and/or suspension of our reporting obligations under the 1934 Act, unexpected expenditures, our ability to identify and close suitable acquisitions,  unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.

HEAD OFFICE: Suite 1305 - 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM NYSE MKT : TAS www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Skollalen 2 BOLLNAS 821 41 SWEDEN